China Digital TV Announces Resignation and Appointment of

Independent Directors

BEIJING, China, December 24, 2012 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced that the Company’s Board of Directors (the “Board”) has accepted the resignation of independent director Mr. Ching Wah Ng due to personal reasons. Mr. Ng’s resignation is effective December 31, 2012.

Following Mr. Ng’s resignation, Mr. Eric Xu has been appointed as an independent director effective December 31, 2012.

“I would like to thank Mr. Ng for the important contribution he has made to China Digital TV during his tenure, and we wish him all the best in the future,” Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer commented. “We are delighted that Mr. Eric Xu is joining the Board and are sure his rich business leadership and management experience in the financial and consulting industries will be a huge asset to China Digital TV. I look forward to working closely with Mr. Xu and rest of the Board in the future.”

Mr. Xu is a Chartered Financial Analyst and currently serves as the managing director for the China Aerospace Industry Investment Fund. From October 2005 to October 2010, Mr. Xu served as the Principle of SAIF Partners and, prior to that, as a consultant at Boston Consulting Group and an associate at A.T. Kearney Inc. Mr. Xu graduated from Harvard Business School with an MBA degree, and holds a BA in economics from Peking University.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the US:

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: chinadigital@brunswickgroup.com